Exhibit 99.1

FOR IMMEDIATE RELEASE

March 14, 2023

ONEX INTENDS TO CONVERT ITS CELESTICA MVS TO SVS

TORONTO, Canada – Celestica Inc. (NYSE: CLS) (TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, is announcing Onex’ stated intention to convert its multiple voting shares (MVS) in Celestica then held to subordinate voting shares (SVS), on a one-for-one basis, in approximately six months.

“Celestica and Onex have shared a productive relationship for over 25 years. The planned conversion of Onex’ MVS and the simplification of Celestica’s voting structure is the natural next step in the company’s evolution,” said Bobby Le Blanc, President of Onex.

“In 2022, Celestica posted its highest annual non-IFRS operating margin and highest non-IFRS adjusted EPS in the company’s history. Celestica is a much different company than it was just five years ago and we view this as the next logical phase in the company’s transformation,” said Rob Mionis, President and CEO, Celestica.

Celestica also announced it intends to file a Canadian base shelf prospectus.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, statements related to Onex’ intentions with respect to Celestica’s securities, and Celestica’s intention to file a Canadian shelf prospectus. All forward-looking statements herein attributable to Onex are derived from the Statement on Schedule 13D/A filed by Gerald W. Schwartz with the U.S. Securities and Exchange Commission on March 14, 2023. We are not aware of Onex’s material assumptions underlying such statements or what Onex believes to be the material risks of such statements ultimately proving to be incorrect. Accordingly, we do not assume any responsibility or liability for the verification, accuracy or completeness of such information nor for updating or withdrawing such information should circumstance change in the future. There can be no assurance that Onex will convert any or all of its holdings of MVS into SVS or sell any holdings of Celestica securities. For forward-looking statements herein attributable to Celestica, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, that Onex does not convert its then-held Celestica MVS into SVS in approximately 6 months, or at all. Material risks and uncertainties with respect to our business and securities are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Non-IFRS Financial Measures

The non-IFRS financial measures mentioned in this press release are non-IFRS operating margin and non-IFRS adjusted EPS. See “Non-IFRS Financial Measures” in Item 5 of our latest Annual Report on Form 20-F (available at www.sec.gov and www.sedar.com) for the definitions and rationale for the use of these non-IFRS financial measures, as well as a reconciliation of these non-IFRS financial measures to the most directly-comparable IFRS financial measures for 2022.